Puente Servicios Financieros LLC

Statement of Financial Condition

December 31, 2021

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SEC FILE NUMBER
8-70412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/30/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Puente Servicios Financieros LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 Brickell Avenue, Suite 2010
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	561-784-8922	ssinger@puentenet-usa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brant Advisors and Accountants, LLP
(Name – if individual, state last, first, and middle name)

200 S. Biscayne Blvd.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Noemi Schaefer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Puente Servicios Financieros LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
MARIA GODOY
Commission # HH 180078
Expires September 28, 2025
Bonded Thru Budget Notary Services

Signature: N. Schaefer

Title: CEO

Godoy
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S

Berkowitz Pollack Brant Advisors +CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager, Member and Management of
Puente Servicios Financieros LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Puente Servicios Financieros LLC (the “Company”) as of December 31, 2021, and the related notes (collectively, referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company’s auditor since 2021.

Miami, Florida

March 30, 2022

PUENTE SERVICIOS FINANCIEROS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash and cash equivalents	$	512,904
Receivable from clearing broker		122,498
Securities owned, at fair value		19,889
Due from affiliate		17,593
Deposit at clearing broker		300,000
Right-of-use lease asset, net		489,347
Property and equipment, net		232,166
Other assets		91,663
TOTAL ASSETS	$	1,786,060
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	175,291
Lease liability		520,043
TOTAL LIABILITIES		695,334
COMMITMENTS AND CONTINGENCIES (NOTE 6 AND 10)		
MEMBER'S EQUITY		1,090,726
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,786,060

See accompanying notes to financial statement.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puente Servicios Financieros LLC (the Company) was incorporated in the State of Florida in May 2019. The Company became a member of the Financial Industry Regulatory Authority (FINRA) on November 30, 2020 (the Effective Date) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers primarily within Latin America. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission. Additionally, in July 2021, the Company was approved by FINRA to establish and maintain tri-party clearing arrangements with its clearing firm and foreign affiliated and non-affiliated institutions.

The Company is a Florida Limited Liability Company and wholly owned subsidiary of Puente Holding Limited, which is based in the United Kingdom (the Parent), The Parent is a wholly owned subsidiary of Jurwen S.A. an entity registered in Uruguay.

Economic Dependency and Going Concern

The Company evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for a period of one year after the date this financial statement was available to be issued, taking into consideration the quantitative and qualitative information regarding the Company’s current financial condition, conditional and unconditional obligations due and the funds and cash flow necessary to maintain operations within that time period.

From its inception through the date this financial statement was available to be issued, the Company has depended primarily on capital contributions from its Parent to sustain its operations and provide it with sufficient liquidity and working capital to pay its obligations and operating expenses as they come due. As part of its continued support of the Company’s operations, the Parent has provided a written commitment to unconditionally and irrevocably provide the Company with adequate financial support either in the form or continued capital contributions and/or loans so as to ensure its business continuity for a minimum period of twelve months from the date this financial statement was available to be issued. The Company is highly dependent on its Parent’s continued ability to fund the Company’s operations. Company management believes that the Parent has sufficient economic resources to support this written commitment. As a result, management believes that the Company will be able to continue in operation on a going concern basis for at least the next twelve months from the date this financial statement was available to be issued.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement conform to accounting principles generally accepted in the United States of America.

Dividend and Interest Income

Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits. At December 31, 2021, the Company did not hold any cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is recognized using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives of property and equipment is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or term of lease
Office equipment	2 – 5 years

Leases

The Company accounts for leases in accordance with Accounting Standards Codification ("ASC") 842 – *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease Liabilities

A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate

is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU Assets

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting Policy Election for Short-Term Leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Defined Contribution Plan

The Company sponsors a 401(k) plan covering substantially all employees of the Company (the Plan). The Plan provides for an employer safe harbor matching contribution in accordance with the Plan.

Income Taxes

The Company has elected to be treated as a corporation for income tax purposes. Accordingly, the Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting carrying values and the income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when the Company does not believe it is more likely than not that it will generate a sufficient level of taxable income to utilize the deferred tax asset.

The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax

audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits. *(See Note 7).*

Use of Estimates in the Preparation of the Statement of Financial Condition

The preparation of the Statement of the Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2021, the Company held securities that are measured at fair value on a recurring basis with a fair market value of $19,889, which are measured using Level 1 inputs.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2021, the Company's "Net Capital" was $746,313 which exceeded requirements by $646,313. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.28 to 1 at December 31, 2021.

NOTE 3. FAIR VALUE MEASUREMENTS

As of December 31, 2021, the Company held securities in a private equity mutual fund in the amount of $19,889, which are reflected at fair value in the accompanying statement of financial condition.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm located in Jersey City, New Jersey. At December 31, 2021, deposits held with this clearing broker and the receivable from this clearing broker totaling $422,498 are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers’ accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2021 consisted of the following:

Leasehold improvements	$	113,778
Furniture		95,849
Artwork (not subject to depreciation)		34,615
		244,242
Less: accumulated depreciation and amortization		12,076
	$	232,166

NOTE 6. LEASE COMMITMENTS

The Company accounts for leases under ASC 842, *Leases*, which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. When the Company entered into its office lease during 2021, it recognized a lease liability and offsetting ROU of approximately $559,000. The discount rate used to calculate the present value of future minimum lease payments was 4.25%. As of December 31, 2021, the ROU asset was $489,347 and the lease liability was $520,043.

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2024, with an option to renew for an additional 3 years. The Company has a security deposit held by the landlord in the amount of approximately $69,000. This amount is included in other assets in the accompanying statement of financial condition.

The approximate minimum annual lease payments required under the Company's operating lease liability together with their present value as of December 31, 2021 are as follows:

2022		196,000
2023		202,000
2024		155,000
Total payments due under operating lease liability		553,000
Less discount to present value	(	32,957)
Total operating lease liability	$	520,043

The weighted average remaining lease term for the operating lease is approximately 33 months as of December 31, 2021. The weighted average discount rate as of December 31, 2021 was 4.25%.

NOTE 7. INCOME TAXES

The Company did not have any accruals for tax liabilities as of December 31, 2021 based upon an assessment of factors, including but not limited to, historical experience and related tax law interpretations. The Company does not anticipate that the total amount of unrecognized tax benefits related to any particular tax position will change significantly within the next 12 months. As of December 31, 2021, the Company has not recorded liabilities for any uncertain tax positions.

The Company's policy is to recognize interest and penalties related to income tax matters in the income tax provision. There are no interest and penalties accrued as of December 31, 2021.

NOTE 7. INCOME TAXES

The U.S. federal jurisdiction and state of Florida are the major tax jurisdictions where the Company files its tax returns. The Company's income tax returns for the period from May 2019 through December 31, 2019, and the year ended December 31, 2020, remain subject to examination by U.S. federal and the state of Florida tax jurisdictions. There are no federal or state tax audits presently pending.

At December 31, 2021, the Company has a net deferred tax asset of approximately $275,000 relating to its net operating loss carryforward and temporary differences in the tax and book basis of capitalized assets, principally start-up expenses deferred and amortized for income tax purposes. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2021, the Company has a net operating loss carryforward of approximately $762,000. The CARES Act of 2020 allows net operating losses arising in the tax year 2021 and beyond may be carried forward indefinitely.

As of December 31, 2021, the Company recorded an income tax benefit of approximately $243,000, which was offset by a change in the valuation allowance in the same amount. The effective tax rate of 0% differed from the federal statutory rate of 21%, principally due to the effect of state taxes (net of the federal benefit) and the change in the valuation allowance to the Company's net deferred tax asset as of December 31, 2021.

The components of deferred tax assets and liabilities consist of the following at December 31, 2021:

Deferred Tax Assets:		
Net operating loss carryforwards	$	187,000
Amortizable start-up costs		105,000
Net lease liability		6,000
Total deferred tax assets		298,000
Deferred Tax Liabilities:		
Depreciable assets		23,000
Total deferred tax liabilities		23,000
Net deferred tax asset before valuation allowance		275,000
Valuation allowance		(275,000)
Net deferred tax asset (liability)	$	-

NOTE 8. RELATED PARTY TRANSACTIONS

Introducing Broker Agreement

Effective December 2021, the Company entered into an introducing broker agreement with Puente Servicios de Inversion, S.A. ("Puente IA"), a Panamanian investment adviser affiliated with the Company through common ownership. Puente IA introduces foreign customers to the Company in exchange for 90% of the gross revenue net of costs generated by the Company in the trading accounts of the foreign customers. As of December 31, 2021, Puente IA owed the Company $17,593, which is reflected as due from affiliate in the accompanying statement of financial condition.

NOTE 8. RELATED PARTY TRANSACTIONS

Administrative Services Agreement

Effective July 2021, the Company entered into an administrative services agreement with Puente IA, whereby Puente IA provides certain services to the Company. As of December 31, 2021, the Company owed no amounts to Puente IA.

NOTE 9. ADOPTION OF NEW ACCOUNTING STANDARD

FASB ASC 326-20, *Financial Instruments – Credit Losses*, requires the immediate recognition of management's estimates of current expected credit losses and is effective for fiscal years beginning after December 15, 2019. The Company has adopted this accounting standard effective for the fiscal year ended December 31, 2020.

This guidance requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account in the accompanying statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The Company has evaluated the impact of FASB ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. No allowance for credit losses were recognized as of December 31, 2021.

Based on the Company's evaluation, the Company does not believe that the adoption of ASC 326-20 had or will have a material impact on its financial position.

NOTE 10. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect in the Company's financial position.

The spread of COVID-19 has adversely affected global business activities and has resulted in significant uncertainty in the global economy. The full impact of the COVID-19 outbreak continues to evolve and remains uncertain as of the date this financial statement was available to be issued. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition and liquidity.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2022, the date this financial statement was available to be issued, and determined that no additional financial statement recognition or disclosure is necessary.